

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Johanne Roebers
President and Chief Executive Officer
Elan Finance Corp.
Treasury Building, Lower Grand Canal Street
Dublin 2, Ireland

> **Re: Elan Finance Public Limited Company and**
> **Elan Finance Corp.**
> **Registration Statement on Form F-4**
> **Filed March 29, 2011**
> **File No. 333-173144**

Dear Mr. Roebers:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note that Elan has outstanding comments on Form 20-F for the fiscal year ended December 31, 2009. Please note that we will not be in a position to act on the Company's request for acceleration of the registration statement until all outstanding comments on Form 20-F have been resolved.

2. Please amend your registration statement to incorporate by reference all Forms 6-K filed by Elan since the end of the fiscal year. In particular, please incorporate by reference the Forms 6-K filed on February 23, 2011, February 10, 2011, February 9, 2011, February 8, 2011, and February 3, 2011.

3. We note that you are registering the 8.75% Senior Notes due 2016 in reliance on our position enunciated in *Exxon Capital Holdings Corporation*, SEC No-Action Letter (April 13, 1988), *Morgan Stanley & Co. Incorporated*, SEC No-Action Letter (June 5, 1991) and *Shearman & Sterling*, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position

contained in these letters and include the representations contained in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* no-action letters.

4. We note that you intend to file a Form of Letter of Transmittal by amendment to the registration statement. Please note that we will not be in a position to act on a request for acceleration until the Form of Letter of Transmittal has been filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions please contact Bryan Pitko at (202) 551-3203. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc:	Christopher T. Cox, Esq.
	Cahill Gordon & Reindel LLP
	Eighty Pine Street
	New York, NY 10005-1702